VIA EDGAR	March 26, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason Wynn
Anne Nguyen Parker

John Cannarella

Jill Davis
Roger Baer

Dear Ladies and Gentlemen:

Re:	Xtra-Gold Resources Corp.
Amendment No. 1 to
Registration Statement on Form SB-2
Filed February 8, 2007
File No. 333-139037

Reference is made to Amendment No. 1 (“Amendment No. 1”) to the registration statement on Form SB-2 (“Registration Statement”) filed by Xtra-Gold Resources Corp. (“Xtra-Gold”, the “Company”, “we”, “us” or “our”) on February 8, 2007, and the Staff’s comments under cover of its letter dated March 5, 2007.

Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) which includes updated disclosure, including in response to the Staff’s comments of March 5, 2007. For ease of reference, we have used the same numeric sequence to correspond with the Staff’s numbered comments in its March 5, 2007 letter.

In response to the Staff’s comments, please be advised as follows:

Amendment No. 1 to Registration Statement on Form SB-2

General

1.                              We are mindful of the need to update our financial statements. As our counsel discussed with Jason Wynn and John Cannarella on March 21, 2007, we appreciate the staff’s courtesy of allowing us to file and reviewing this Amendment No. 2

TORONTO HEAD OFFICE

6 Kersdale Avenue Toronto ON M6M 1C8

Phone:	(416) 653-5151	E-mail:	jameslongshore@hotmail.com
Fax:	(416) 981-3055	Web Site:	www.xtragold.com

without the inclusion of the audited financial statements for the year ended December 31, 2006 which are not yet completed and which we anticipate will be filed in our next Amendment. This request was made of the staff in an effort to continue the process of responding to the Staff’s comments pending the completion of the audited financial statements. We are further mindful of the need to update all information in each amendment, and have updated the information in Amendment No. 2 to the most recent practicable date, but for the audited financial statements for the year ended December 31, 2006, and, as well, we have made corresponding changes in Amendment No. 2 to all affected disclosure pursuant to the Staff’s comments.

2.                           Specifically, but not limiting the foregoing, our disclosure in the relevant section of the Amendment No. 1 regarding our application to the Ghana National Petroleum Corp. for a petroleum agreement is still current and correct in that the application continues to be under review by the Ghanaian government authorities. Our President, James Longshore, met with representatives of GNPC on February 18, 2007 to obtain an update with respect to our application at which time he was advised that there are other interested parties for the same oil and gas block to which our application was made. He was further advised by GNPC that they had not made any final decision on who will be awarded the petroleum agreement and this process has no definitive time frame. We expect GNPC to complete their review in the next six months, which we have disclosed in Amendment No. 2.

Prospectus Summary, page 7

3.                           With respect to our response to comment 6 of your December 28, 2006 letter, we have revised the disclosure in Amendment No. 2 to provide further details regarding each name change and subsequent change in management including the reasons for ceasing a particular line of business and entering another. Our disclosure also provides an explanation as to why management resigned and new management was appointed at each change.

4.                              With respect to our response to comment 7 of your December 28, 2006 letter, we have revised our disclosure to define terms in context of the first time they are used, such as the meaning of a “Bulk Test”. Internally, our Company employs the reference “Bulk Test” which means an early stage of a mining process whereby a sample area of ore is processed, the results of which will assist us in determining the best way and most profitable manner in which to mine the entire deposit (reserve). This Bulk Test means the test of the first 232,121 bank cubic meters (“BCM”) of ore at our Kwabeng Project that is being processed through our processing wash plant (the “Wash Plant”). This area was defined because it is the reserve that has been defined in the Abodusu upstream area. Our mining of this area will give us valuable information on the best way to mine the entire deposit (reserve). We anticipate that the Bulk Test will take approximately 8 to 12 months during which time we plan to constantly modify our mining process to maximize our revenues and profitability.

We would still refer to our Kwabeng Project as early stage production until the 232,121 BCM of ore is processed.

We have been processing gold bearing ore in the Wash Plant since January 19, 2007. As of March 19, 2007, the total gold bearing ore that has been processed through the Wash Plant is 29,909.70 BCM.

Risk Factors, page 9

We have not generated any revenues from operations ... (page 10)

5.                           With respect to our response to comment 8 of your December 28, 2006 letter, we are updating our disclosure that the chance of completing production at our Kwabeng Project is neither uncertain nor remote as we have successfully started production. Please note that as our Pameng Project is also covered by a mining lease, the chance of completing production is not remote. As our other exploration concessions (properties) are covered by prospecting licences, we will revise our disclosure to clarify that the chance of ever reaching the production stage are remote on these concessions.

Management, page 66

6.                           With respect to our response to comment 32 of your December 28, 2006 letter, Mr. Longshore was appointed as a director of our Company in November 2006 and was subsequently appointed as President (Principal Executive Officer) and Chief Operating Officer of our Company in March 2007 as we believe these appointments to be in the best interest of our Company and our shareholders. In connection with the settlement agreement and order entered into between Mr. Longshore and the Ontario Securities Commission (the “OSC”), we believe that the OSC only has jurisdiction over registrants with the OSC, companies incorporated in Ontario and companies that are reporting issuers in Ontario. We believe that our Company, which is a Nevada corporation, is not an issuer in Ontario which has an interest directly or indirectly in any registrant or as an officer or director of any issuer in Ontario. We further believe that our Company is a foreign entity with respect to Ontario, seeking to be a U.S. issuer and to be on a public exchange in the U.S. or over the counter market in the U.S. and accordingly, we believe that the OSC does not have jurisdiction to prohibit Mr. Longshore from serving as a director or officer of our Company. In light of the foregoing, we believe that Mr. Longshore is not in violation of his Settlement Agreement dated August 23, 2002.

Executive Compensation, page 69

7.                           We have revised our disclosure regarding our equity incentive plan to provide more detailed disclosure, including information as to the timing of option grants and how our Board of Directors will determine the exercise prices. At the present time, our Board of Directors considers and/or approves option grants to incoming officers and directors at the time of their joining our Company.

Consolidated Statements of Changes in Stockholders’ Equity, page F-31

8.                           With respect to our response to comment 45 of your December 28, 2006 letter, SFAS No. 7 requires disclosure of the details of all share issuances from the date of an enterprise’s inception. Xtra-Gold became a resource exploration company in 2003. As 2003 is the year of its inception, detailed disclosure of share issuances up to December 31, 2002 is not required in the financial statements.

9.                          The only asset of the subsidiary was an option to acquire a 90% interest in a mineral property in Switzerland that did not have any proven or probable reserves. The shares issued to acquire the subsidiary were all restricted from resale and the stock of our Company had not yet been publicly traded. With no assurance that the shares could ever be freely traded, the value of the transaction was considered to be immaterial and no value was ascribed to it.

Significant Accounting Policies, page F-33

Mineral Properties and Exploration and Development Costs, page F-35

10.                        With respect to our response to comment 25 of your December 28, 2006 letter, our Company does account for mineral rights as tangible assets. Acquisition costs are not allocated between proven and probable reserves and mineralization. The policy has been revised in our financial statements.

11.                        With respect to our response to comment 26 of your December 28, 2006 letter, we advise that development costs are not expensed. The policy has been revised in our financial statements.

Note 4. Acquisitions, page F-38

12.                        With respect to our response to comment 47 of your December 28, 2006 letter, our proven reserve of gold is supported by a comprehensive feasibility report that was forwarded to your Engineering Department via our legal counsel. This was requested in your December 28, 2006 comment letter, and was provided. We find your request to provide a summary of other similar mining projects to be unreasonable in order to support our valuation of our estimated amount of gold. However, as a comparable, Golden Star Resources Ltd., has recently acquired a company doing business in Ghana and determined the valuation of its mineral property in a similar manner as to what we valued it. We refer you to Golden Star Resources Annual Report for the year ending December 31, 2005, which was filed with the SEC.

13.                        With respect to our response to comment 49 of your December 28, 2006 letter, at the time of acquisition, we could not determine whether or not the Wash Plant and the living compounds and related assets could be used in production as none of these had been used for several years. Therefore, we could not determine whether or not the Wash Plant and equipment could be used or sold as per the guidance in paragraph 37(d) of SFAS 141 at the time of acquisition. We believe that the most reliable measurement was based on the proven reserves, and this is how the value was attributed to the transaction. Now that we have begun production, we are in the process of determining what the replacement value on the Wash Plant and all related equipment is.

14.                          With respect to our response to comment 50 of your December 28, 2006 letter, as previously disclosed to you, XG Mining at the time of acquisition had a deficiency in net assets. As per PPC Accounting & Financial Statement Library Chapter 9 states the following:

“The amounts to be reported in consolidated financial statements as the minority interest are determined as follows:

a.

In the consolidated balance sheet, the minority interest is determined by multiplying the subsidiary’s total realized stockholders’ equity by the percentage of the subsidiary’s stock that is owned by the minority interest. The subsidiary’s realized stockholders’ equity is its reported stockholders’ equity adjusted for any unrealized intercompany profit or loss still residing in the retained earnings of the subsidiary.”

XG Mining had a deficiency in net assets at the time of acquisition and therefore there is no minority interest to be recognized.

15.                           With respect to our response to comment 51 of your December 28, 2006 letter, the undiscounted value assigned to the existing asset retirement obligation was $50,000 in connection with our acquisition of XG Mining.

Note 5. Investments, page F-39

16.                           With respect to our response to comment 52 of your December 28, 2006 letter, net unrealized holding gains and losses on trading securities are disclosed as a separate line item on the statements of operations.

Note 12. Capital Stock, page F-41

17.                           With respect to our response to comment 53 of your December 28, 2006 letter, the warrants qualify for classification as equity pursuant to the conditions set out in EITF 00-19:

(a)	Upon the exercise of warrants, our Company can issue unregistered shares.

(b)

Our Company’s available authorized and unissued shares are sufficient to meet all of our Company’s commitments that may result in the issuance of shares up to April 23, 2008, the latest date that any of our Company’s outstanding warrants can be exercised to.

(c)	There are no required cash payments or net cash settlements to warrant holders for any reason.

(d)	Warrant holders would not be given any of the rights of a creditor if our Company were to go bankrupt.

(e)	Our Company is not required to post collateral at any time for any reason.

Engineering Comments

General

18.                        As noted in our response to your comment 12, our mineral reserve is supported by a comprehensive feasibility study that meets industry standards. We are only describing our early stage mining as being the “Bulk Test”, which will give our Company valuable information on the best way to mine our reserves in the most profitable manner. We have a full mining lease for the Kwabeng Project and an Environmental Protection Agency permit to mine. As we are presently conducting mining operations at the Kwabeng Project, we have produced 528.278 fine ounces of gold as of March 19, 2007 through our Wash Plant and as of such date have sold 296.62 fine ounces of gold for cash proceeds of U.S.$190,715.25, we do not believe that the Kwabeng Project can be considered to be in the exploration stage.

Risk Factors, page 9

19.                        We agree with your comment that none of the directors and officers of Xtra-Gold have substantial experience in operating a gold mine. Our management team which includes the management team of our Ghanaian subsidiary (“Ghana Management”); namely XG Mining, does have significant technical training and/or experience in metals mining in connection with starting and/or operating a mine, in particular, with respect to mining properties located in Ghana. Please find enclosed the following curriculum vitae or resumes of our Ghana Management which evidences their technical training and/or experience.

Name	Ghana Management Position

John Douglas Mills	Project Manager

Michael Turkson	Mine Manager

Kofi Agyemang	Mine Geologist

Therefore, we believe that our management does have the technical training and experience with respect to starting and/or operating a mine.

20.                           We have revised the disclosure in Amendment No. 2 to provide a risk factor as to the possible affect, if any, on the market for our securities by the fact that one of our officers and directors has voluntary agreed to a settlement agreement with the OSC.

Business of Our Company, page 30

The Kwabeng and Pameng Projects, page 34

21.                          We have filed as an exhibit to our registration statement the consent of John Rae as an expert concerning the geologic evaluation of our properties, in accordance with Rule 436(a) and Rule 436(b).

Financial Statements

22.                          As noted above in our responses to your comments set forth in your March 5, 2007 letter, we commenced production subsequent to December 31, 2006 and have already recorded gold sales revenues. We therefore do not agree with this comment that we are in the exploration stage in accordance with Industry Guide 7, paragraph (a). We believe that our current production of gold supports our assessment that we were in the development stage at the time of filing of our Amendment No. 1 to Registration Statement on Form SB-2.

If you have any further questions or comments, please contact the undersigned or our counsel, Roxanne K. Beilly, Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd. NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.

Yours very truly,

XTRA-GOLD RESOURCES CORP.

/s/	James Longshore
James Longshore
Enclosures	President and Chief Operating Officer

cc:	Roxanne K. Beilly